Exhibit 99.1

Draganfly and F4 Defense International (F4DI) Selected by the Department of War for Development of Integrated, Multi-Layered, Modular, and Rapid-Deployable Counter-UAS (C-UAS) System

Next-generation C-UAS platform combines tethered aerial intelligence, advanced targeting, and multi-layered coordinated ground and air, drone defeat capabilities to address one of modern warfare’s fastest-growing threats.

Tampa, Florida — May 20, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that, together with F4 Defense International (F4DI), has been selected by DEVCOM Army Research Laboratory for an initial development contract focused on the creation of a modular, multi-layered, integrated counter-unmanned aircraft system (“C-UAS”) platform designed to detect, identify, track, target, and defeat hostile drones in contested operational environments.

The program centers on the development of an ultra-mobile, rapidly deployable counter-drone solution integrating Draganfly’s advanced tethered aerial platform technology with identification, targeting, and defeat system architectures. The solution is designed to provide persistent aerial overwatch, enhanced situational awareness, and coordinated airborne and ground-based drone mitigation capabilities.

The platform is expected to combine:

●	Persistent tethered airborne surveillance and targeting;
●	AI-enabled drone identification and tracking;
●	Real-time battlefield and base defense situational awareness;
●	Integrated electronic and kinetic defeat coordination capabilities;
●	Rapid deployment architecture for expeditionary and fixed-site operations.

The initiative reflects the rapidly accelerating global focus on counter-drone warfare capabilities as low-cost unmanned aerial threats continue to reshape modern conflicts and critical infrastructure security requirements worldwide.

“The modern battlefield has fundamentally changed,” said Cameron Chell, CEO of Draganfly. “Low-cost drones have become one of the most disruptive asymmetric threats facing military forces, governments, and critical infrastructure operators globally. This program represents another important step in Draganfly’s continued expansion into advanced defense and force-protection technologies.”

Recent strategic initiatives from the Department of War, including expanded C-UAS procurement efforts, have underscored the urgent operational need for cost-effective, rapidly deployable, layered counter-drone systems capable of protecting military installations, forward operating positions, and critical national infrastructure.

According to industry research, the global Counter-UAS market is projected to grow to more than US$20 billion by 2030, representing one of the fastest-growing segments in the global defense sector.

“This collaboration is focused on delivering an operationally relevant and scalable solution designed around the realities of modern drone warfare,” said Dave Fairfax, COO, F4DI. “By combining persistent aerial sensing, intelligent targeting, and coordinated defeat capabilities, we believe this platform can address a critical and rapidly evolving defense requirement.”

The initial contract phase is expected to focus on systems integration, operational capability development, and field evaluation activities.

Draganfly continues to expand its presence within the defense and security sector through the development of autonomous systems, AI-enabled platforms, tactical ISR technologies, and mission-critical drone solutions supporting allied military and public safety organizations globally.

About F4DI

F4DI is an SBA HUBZone certified small business specializing in research, design, and development of advanced technology solutions for the Department of War; combining innovative engineering with mission-driven expertise to deliver capabilities that address critical operational needs and emerging challenges. As a trusted systems integrator, F4DI specializes in transitioning cutting-edge technologies from concept to program of record, ensuring seamless integration and rapid delivery of mission-ready solutions for the warfighter.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Draganfly

Erika Racicot

Media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to statements that there is an urgent operational need for cost-effective, rapidly deployable, layered counter-drone systems capable of protecting military installations, forward operating positions, and critical national infrastructure and that the global Counter-UAS market is projected to grow to more than US$20 billion by 2030, representing one of the fastest-growing segments in the global defense sector. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.